UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2026

Commission File Number: 001-39481

PRF Technologies Ltd.
(Translation of registrant’s name into English)

65 Yigal Alon St., Tel Aviv 6744316
Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 (Registration No. 333-257968 and 333-265902) and the Company’s Registration Statements on Form F-3 (Registration No. 333-282264, 333-254982, 333-276485, 333-277594, 333-283655 and 333-286941), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

PRF Technologies Ltd. (the “Company”) is announcing that it will effect a reverse share split of the Company’s ordinary shares at the ratio of 1-for-5, such that each five (5) ordinary shares, no par value, shall be consolidated into one (1) ordinary share, no par value. The first date when the Company’s ordinary shares will begin trading on the Nasdaq Capital Market after implementation of the reverse split will be Friday, February 6, 2026.

Following the implementation of the reverse split, the Company’s authorized share capital will be comprised of 12,000,000 ordinary shares. The reverse split will adjust the number of issued and outstanding ordinary shares of the Company from 3,915,340 ordinary shares to 783,068 ordinary shares (subject to any further adjustments based on the treatment of fractional shares).

No fractional ordinary shares will be issued as a result of the reverse split. All fractional ordinary shares will be rounded up to the nearest whole ordinary share. In addition, a proportionate adjustment will be made to the per share exercise price and the number of shares issuable upon the exercise of all outstanding warrants and options entitling the holders to purchase ordinary shares. The new CUSIP number for the ordinary shares will be M77798201.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 3, 2026	PRF TECHNOLOGIES LTD.

	By:	/s/ Ehud Geller
Ehud Geller Executive Chairman of the Board and Interim Chief Executive Officer